UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2013

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated August 29, 2013.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2013
Highlights

•	Golar LNG Partners LP ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $28.0 million and operating income of $44.4 million for the second quarter of 2013

•	Generated distributable cash flow of $26.4 million for the second quarter of 2013

•	Declared distribution of $0.515 per unit for the second quarter of 2013

•	Golar Mazo and Methane Princess drydockings completed

•	Refinanced Golar Winter and Golar Grand with a new bank loan facility $225 million term loan and a $50 million revolver

Subsequent events

•	Golar Winter drydocking and modification works completed and vessel delivered to new location in Brazil

•	Entered into an additional $100 million interest rate swaps

•	Golar LNG Limited ("Golar" or "Golar LNG") secures two FSRU contracts that represent attractive near and medium term acquisition prospects

Financial Results Overview
Golar Partners reports net income attributable to unit holders of $28.0 million and operating income of $44.4 million for the second quarter of 2013 ("the second quarter"), as compared to net income attributable to unit holders of $30.3 million and operating income of $45.2 million for the first quarter of 2013 ("the first quarter") and net income attributable to unit holders of $30.2 million and operating income of $45.3 million for the second quarter of 20121.
Lower operating results for the second quarter of 2013 compared to the same period in 2012 is due largely to drydocking offhire time incurred in the second quarter of 2013, with none incurred in the comparable period, and increased drydocking cost amortization partly offset by the contribution of the NR Satu and Golar Maria in the second quarter. NR Satu was on hire throughout the second quarter of 2013 but was in the final stages of its FSRU conversion and commissioning during the earlier half of the second quarter of 2012, and, therefore, not generating revenues. Comparable results for 2012 do not reflect the contribution of Golar

1Following the acquisition of the Golar Grand and NR Satu from Golar, the comparative results for the second quarter ended 2012 assume that the Golar Grand and NR Satu were wholly owned by the Partnership for the entire period that the vessels have been under the common control of Golar.

Maria as this vessel was not under the common control of Golar at the time of her acquisition by the Partnership in the first quarter of 2013.
Operating results for the second quarter are slightly lower than the first quarter primarily due to increased drydocking offhire days and higher drydock cost amortization, partly offset by a full quarter's contribution from Golar Maria, which was acquired on February 7, 2013.

Offhire time for the Golar Winter drydocking and modification work and the Methane Princess drydocking was approximately ten weeks in total. The Golar Mazo also completed its docking during the quarter without incurring offhire due to a drydocking allowance in its time charter. Partly mitigating the impact of the above dockings has been the biennial revision of the Golar Spirit and Golar Winter time charter rates resulting in an increase to hire rates during the quarter. The second quarter drew to a close an intense program of drydockings, the next scheduled drydockings are for Golar Freeze and Golar Grand which are not due until 2015. All other vessels operated well throughout the quarter with overall utilization at 100 per cent.

Following completion of the agreed modification work to Golar Winter and her redelivery to charterers, Golar Partners will receive approximately $24 million in additional revenue spread evenly over the remaining eleven years of the contract. This uplift is before the biennial rate revisions provided for in the charter.

Net interest expenses increased to $11.7 million for the second quarter of 2013 compared to $10.1 million for the first quarter. This is largely due to additional Indonesian witholding tax allocated to interest expense rather than corporation tax. As with the other Indonesian taxes incurred in connection with the vessel concerned, this tax is effectively rechargeable to the charterer.
Other financial items for the second quarter of 2013 recorded a small loss of $0.1 million compared with a gain of $1.1 million in the first quarter. Mark-to-market valuation gains on interest rate swaps were higher by approximately $2.5 million in the second quarter of 2013 compared to the first quarter but this was offset by the write off of deferred financing fees associated with the refinancing of the Golar Winter and Golar Grand leases.
The Partnership's Distributable Cash Flow2 for the second quarter of 2013 was $26.4 million as compared to $27.6 million in the first quarter.

On July 25, 2013, Golar Partners declared a distribution for the second quarter of 2013 of $0.515 per unit which was paid on August 14, 2013.

Financing and Liquidity
As of June 30, 2013 the Partnership had cash and cash equivalents of $61.1 million and undrawn revolving credit facilities of $70 million. Total debt and capital lease obligations net of restricted cash was $1.0 billion as of June 30, 2013.
Based on the above debt amount and annualized3 second quarter 2013 adjusted EBITDA4 Golar Partners has a debt to adjusted EBITDA multiple of 4.1 times.

2Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
3Annualized means the figure for the quarter multiplied by 4.
4Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

In June 2013, the Partnership refinanced the Golar Winter and Golar Grand leases with a new 5 year $275 million loan facility. The facility is split into two tranches, a $225 million term loan and a further $50 million revolver, which remains undrawn as of June 30, 2013. The loan bears interest at LIBOR plus a margin and is repayable in quarterly instalments of $5 million with a final balloon payment of $130 million payable in July 2018.

As of June 30, 2013, Golar Partners had interest rate swaps with a notional outstanding value of approximately $906.5 million (including swaps of notional amount of $227.2 million in connection with the Partnership's bonds) representing approximately 90% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt and capital lease obligations is approximately 2.4% as at June 30, 2013. Subsequent to the quarter end the Partnership entered into a further $100 million seven year swap at a fixed rate of 2.16%. As of June 30, 2013 the Partnership had outstanding bank debt of $778 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.3%. In addition, the Partnership has bonds of $214 million with a fixed rate of 6.485%.

Outlook

The announcement by Golar LNG of the contracting of two FSRU vessels provides Golar Partners its first two potential acquisitions from Golar LNG's fleet of 13 newbuildings.

The first contract is for the FSRU Igloo, which delivers in the fourth quarter of 2013, and is contracted to Kuwait National Petroleum Company ("KNPC") for an initial period of 5 years. The contract comprises the provision of portside FSRU services for an anticipated nine months of the year together with a three month window where the vessel is free to pursue spot carrier and other short term business opportunities. Winter scheduling of the three month stand-down period together with favourable positioning mean that the vessel should have realistic trading prospects. The contract is set to commence in March 2014 and has a total contract value of approximately USD$213 million covering both capital and operating elements over five years.
The second contract is with the Government of the Hashemite Kingdom of Jordan, represented by the Ministry of Energy and Mineral Resources ("the Government"). The FSRU Golar Eskimo will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. The FSRU will connect to the Jordan Gas Transmission Pipeline that delivers natural gas to power plants throughout the Kingdom. Earnings under the ten year contract are due to commence during the first quarter of 2015. Annual EBITDA contribution for the first five years of the contract will be approximately $46 million and approximately $43 million per year for the second five year term. The Government has the option to terminate the time charter after year five, subject to payment of an early termination fee.
With the recent contract announcements by Golar LNG and its remaining newbuild fleet of 11 as yet uncontracted vessels, the Board is confident that Golar Partners can continue to strongly grow its earnings and distributions over the longer term.
With the recent drydockings now completed the Board expects a significant improvement in operating results in the third quarter of 2013 with no drydocking offhire and high operational uptime expected. This will be enhanced by increased charter rates for the Golar Winter and Golar Spirit which were escalated according to the contract during the second quarter and the rate increase on the Golar Winter as a result of the modification work which is expected to take effect during the third quarter. Based on current operational performance of the vessels, the Partnership expects operating income in excess of $50 million in the third quarter.

With the growth opportunities outlined above, the Board remains very excited about the prospects of Golar Partners.

August 29, 2013
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2013	2012 [1]	2013	2013	2012 [1]
	Apr-Jun	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands)

Total operating revenues	$78,299	$71,193	$74,927	$153,226	129,796
Vessel operating expenses	14,070	10,469	13,130	27,200	21,545
Voyage and commission expenses	1,518	951	1,694	3,212	1,043
Administrative expenses	1,328	2,449	1,266	2,594	4,037
Depreciation and amortization	16,991	11,983	13,675	30,666	22,889
Total operating expenses	33,907	25,852	29,765	63,672	49,514

Operating income	44,392	45,341	45,162	89,554	80,282

Financial income (expenses)
Interest income	259	502	273	532	1,025
Interest expense	(11,987)	(9,069)	(10,381)	(22,368)	(16,710)
Other financial items	(114)	(2,464)	1,080	966	(3,521)
Net financial income (expenses)	(11,842)	(11,031)	(9,028)	(20,870)	(19,206)

Income before tax	32,550	34,310	36,134	68,684	61,076
Tax	(2,623)	(1,597)	(3,135)	(5,758)	(1,616)

Net income	29,927	32,713	32,999	62,926	59,460
Less: Net income attributable to non-controlling interests	(1,961)	(2,504)	(2,684)	(4,645)	(4,975)

Net income attributable to Golar LNG Partners LP Owners	$27,966	$30,209	$30,315	$58,281	$54,485

Weighted average units outstanding (in thousands of units):
Common units	40,563	23,127	38,884	39,728	23,127
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,153	797	1,119	1,136	797

(1) Results for the Golar Grand and the NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published results of the Partnership.

(2) As a result of Golar's loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the results of the Golar Maria are consolidated into the Partnership's results from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical results of the Golar Maria prior to its acquisition.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At June 30,	At December 31,
	2013	2012
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	61,085	66,327
Restricted cash and short-term investments	19,655	30,900
Other current assets	17,344	6,260
Amounts due from related parties	—	3,883
Total Short-Term Assets	98,084	107,370
Long-term
Restricted cash	136,168	190,523
Vessels and vessels under capital leases, net	1,436,215	1,192,779
Other long term assets	24,737	20,302
Total Assets	$1,695,204	$1,510,974

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	20,000	—
Current portion of long-term debt	76,566	64,822
Current portion of obligations under capital leases	—	5,837
Other current liabilities	102,798	94,629
Amounts due to related parties	10,387	4,429
Total Short-Term Liabilities	209,751	169,717
Long-term
Long-term debt	883,246	639,697
Long-term debt due to related parties	32,950	34,953
Obligations under capital leases	145,987	406,534
Other long-term liabilities	18,219	18,529
Total Liabilities	1,290,153	1,269,430

Equity
Total Partners' capital	330,179	178,675
Accumulated other comprehensive loss	(1,630)	(8,989)
Non-controlling interest	76,502	71,858

Total Liabilities and Equity	$1,695,204	$1,510,974

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	2013	2012	2013	2012
	Apr-Jun	Apr-Jun[1]	Jan-Jun	Jan-Jun[1]

OPERATING ACTIVITIES
Net income	29,927	32,713	62,926	59,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	16,991	11,983	30,666	22,889
Amortization of deferred tax benefit on intragroup transfers	—	(456)	—	(912)
Amortization of deferred charges	3,408	231	4,075	485
Drydocking expenditure	(13,764)	(3,028)	(37,593)	(7,000)
Trade accounts receivable	(7,599)	173	(9,773)	172
Inventories	364	292	317	316
Prepaid expenses, accrued income and other assets	646	(6,116)	(3,289)	(6,466)
Amount due to/ from related companies	7	(184)	(1,208)	1,962
Trade accounts payable	4,901	(28)	4,518	80
Accrued expenses and deferred income	(2,229)	2,613	2,288	9,030
Unrealized foreign exchange (gains)/losses	(4)	(2,276)	(7,935)	1,413
Interest element included in obligations under capital leases	57	126	118	148
Other current liabilities	5,009	3,356	(4,264)	(4,885)
Net cash provided by operating activities	37,714	39,399	40,846	76,692

INVESTING ACTIVITIES
Additions to vessels and equipment	(2,339)	(36,857)	(2,443)	(66,096)
Acquisition of Golar Maria	—	—	(117,517)	—
Restricted cash and short-term investments	62,601	6,261	55,976	(799)
Net cash provided by/(used in) investing activities	60,262	(30,596)	(63,984)	(66,895)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	130,244	—
Proceeds from short-term debt due to related parties	20,000	—	20,000	—
Proceeds from long-term debt	225,000	—	225,000	—
Payments in connection with the lease terminations (including payment in respect of related Golar Winter currency swap termination)	(251,724)	(296)	(253,345)	(1,755)
Repayments of long-term debt	(27,580)	(19,872)	(41,607)	(25,950)
Non-controlling interest dividend	—	(599)	—	(1,199)
Cash distributions paid	(31,453)	(17,146)	(58,083)	(34,292)
Financing costs paid	(4,127)	—	(4,313)	—
Contributions from Dropdown Predecessor	—	25,990	—	54,247
Net cash (used in)/provided by financing activities	(69,884)	(11,923)	17,896	(8,949)

Net increase/(decrease) in cash and cash equivalents	28,092	(3,120)	(5,242)	848
Cash and cash equivalents at beginning of period	32,993	53,187	66,327	49,218
Cash and cash equivalents at end of period	$61,085	$50,067	$61,085	$50,066

(1)
Cash flows relating to the Golar Grand and NR Satu for the periods prior to their acquisition by the Partnership (on November 8, 2012 and July 19, 2012, respectively) when they were owned and operated by Golar have been combined with the previously published cash flows of the Partnership.

(2)
Subsequent to the IPO in April 2011, the Partnership acquired from Golar, 100% interests in subsidiaries which own and operate the FSRUs, the Golar Freeze and the NR Satu, and subsidiaries that lease and operate the LNG carrier, the Golar Grand on October 19, 2011, July 19, 2012 and November 8, 2012, respectively. These transactions were deemed to be a reorganization of entities under common control. As a result, the Partnership's financial statements have been retroactively adjusted for all periods to include the results, cash flows and net assets of the Golar Freeze, the NR Satu and the Golar Grand, herein referred to as the “Dropdown Predecessor” during the periods under common control of Golar. Accordingly, the historical combined cash flows and results reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2012 contained in the 20-F filed by Golar Partners with the U.S. Securities and Exchange Commission. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

(3)
As a result of Golar's loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the cash flows of the Golar Maria are consolidated into the Partnership's cash flows from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical cash flows of the Golar Maria prior to its acquisition.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor's net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended June 30, 2013	Three months ended March 31, 2013
Net income	$29,927	$32,999
Add:
Depreciation and amortization	16,991	13,675
Unrealized gain from interest rate derivatives	(4,826)	(2,269)
Unrealized net gain from foreign exchange and related foreign currency derivatives	(1,542)	(1,424)
Deferred costs amortization	3,408	1,620

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(14,890)	(13,730)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(2,635)	(3,250)

Distributable cash flow	$26,433	$27,621

Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended June 30,
(in thousands)	2013	2012
Net income	$29,927	$32,713

Depreciation and amortization	16,991	11,983
Net financial expenses	11,842	11,031
Tax	2,623	1,597

Adjusted EBITDA	$61,383	$57,324
Annualized adjusted EBITDA	$245,532	$229,296

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•	statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	The contributions to Golar Partners' operating results of the LNG carriers, the Golar Grand and the Golar Maria, which we acquired in November 2012 and February 2013, respectively;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Grand, and the Golar Maria;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: August 29, 2013	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer